Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DermTech, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-234745, 333-235967 and 333-239232) on Form S-8, and (Nos. 333-235780, 333-237991, 333-248642 and 333-248657) on Form S-3 of DermTech, Inc. of our report dated March 5, 2021, with respect to the consolidated balance sheets of DermTech, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 10-K of DermTech, Inc.

/s/ KPMG LLP

San Diego, California

March 5, 2021